82-2954

CIBC Mellon

CIBC Mellon Trust Company

2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Mailing Address:
P.O. Box 700, Station B
Montreal, QC H3B 3K3

Tel: 514.285.3600
Fax: 514.285.3640

Inquiries@cibcmellon.com
www.cibcmellon.com

02 APR 30 AM 11:51

April 19, 2002

[redacted]

02028757

Securities & Exchange Commission
c/o Filing Clerk
450 – 5th Street N.W.
Room 1004
Washington, DC 20549
U.S.A.

Molson Companies Ltd

SUPPL

Subject: ~~**Molson Inc.**~~
Special Meeting of Shareholders

Dear Madam/Sir,

On behalf of our principal, ***Molson Inc.***, we wish to confirm the following dates regarding their Special Meeting of Shareholders:

Date of meeting:	***June 19, 2002***
Record date:	***May 14, 2002***
Material mail date:	***May 17, 2002***
Applicable Securities:	***Class A – CUSIP 608710307*** ***Class B – CUSIP 608710406***

Yours truly,

Jeannine Rigon
Manager
Client Relations
✆ (514) 285-3613

JR/sda

dlw 5/2

PROCESSED
MAY 14 2002
THOMSON FINANCIAL